

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 15, 2009

Mr. Guojun Wang, CEO, Golden Key International, Inc.
Dalian Vastitude Media Group
8th Floor, Golden Name Commercial Tower
68 Renmin Road, Zhongshan District
Dalian, P.R. China

   Re: Golden Key International, Inc.
     Item 4.01 Form 8-K
     Filed December 9, 2009
     File No. 0-53027

Dear Mr. Wang:

  We have completed our review of your Form 8-K and have no further comments at this time.

       Sincerely,

       Ta Tanisha Meadows
       Staff Accountant